                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

     APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

     [_]  MERGER

     [x]  LIQUIDATION

     [_]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Metropolitan Series Fund II

3.   Securities and Exchange Commission File No.: 811-21420

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

          [x] Initial Application   [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          Metropolitan Series Fund II
          501 Boylston Street
          Boston, MA 02116

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Michael P. Lawlor, Esq.    John M. Loder, Esq
          MetLife Advisers, LLC      Ropes & Gray LLP
          501 Boylston Street        One International Place
          Boston, MA 02116           Boston, MA 02110
          Phone: (617) 578-4036      Phone: (617) 951-7405

7. Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          MetLife Group, Inc.
          501 Boylston Street
          Boston, Massachusetts 02116
          Atten: Peter Duffy
          Phone: (617) 578-3408

          NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
                PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

          [x] Management company;

          [_] Unit investment trust; or

          [_] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [x] Open-end   [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          MetLife Advisers, LLC
          501 Boylston Street
          Boston, MA 02116

          MetLife Investment Advisors Company, LLC
          10 Park Avenue
          Morristown, NJ 07962

          Metropolitan Life Insurance Company
          One Madison Avenue
          New York, NY 10010

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          MetLife Investors Distribution Company
          5 Park Plaza
          Irvine, CA 92614

          MetLife Securities, Inc.
          200 Park Avenue
          New York, NY 10166

          State Street Research Investment Services, Inc.
          One Financial Center
          Boston, MA 02111

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          Not applicable

     (b)  Trustee's name(s) and address(es):

          Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

          [_] Yes   [x] No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x] Yes   [_] No

     If Yes, state the date on which the board vote took place:

          April 30, 2008

     If No, explain:

          Not applicable

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [_] Yes   [x] No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain:

     Pursuant to authority conferred on the Trustees of the fund, a Massachusetts business trust, by Article VIII, Section 4 of the fund's Agreement and Declaration of Trust, the Trustees terminated the fund by written notice to the fund's shareholders.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [x] Yes   [_] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          June 20, 2008

     (b)  Were the distributions made on the basis of net assets?

          [x] Yes   [_] No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [x] Yes   [_] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:
          Were any distributions to shareholders made in kind?

          [_] Yes   [x] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:

     Not applicable.

     Has the fund issued senior securities?

          [_] Yes   [_] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [x] Yes   [_] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [_] Yes   [x] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

          [_] Yes   [x] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [_] Yes   [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [x] Yes   [_] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

          The fund may incur liabilities incidental to its liquidation, including legal and audit expenses and blue sky fees. The amounts of these expenses are listed below in response to Item 22.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          MetLife Advisers, LLC has agreed to pay the above outstanding debts and liabilities.

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: $10,000

          (ii) Accounting expenses: $11,500

          (iii) Other expenses (list and identify separately):

          (iv) Total expenses (sum of lines (i)-(iii) above): $21,500

     (b)  How were those expenses allocated? Not Applicable.

     (c)  Who paid those expenses? MetLife Advisers, LLC

     (d)  How did the fund pay for unamortized expenses (if any)? Not
          Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [_] Yes   [x] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [_] Yes   [x] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [_] Yes   [x] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

     Not applicable

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-__

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Metropolitan Series Fund II, and not individually, and the obligations of this Form N-8F are not binding upon him or any trustee or officer or any of the shareholders individually but are binding only upon the assets and property of Metropolitan Series Fund II, (ii) he is Assistant Secretary of Metropolitan Series Fund II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

                                        METROPOLITAN SERIES FUND II


                                        /s/ Michael P. Lawlor
                                        ----------------------------------------
                                        Name: Michael P. Lawlor
                                        Title: Assistant Secretary